SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

3 October 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK


SEC MAIL
RECEIVED
PROCESSING
OCT 10 2006
WASH. D.C.
213
SECTION

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Trading Statement'
'Holding(s) in Company'


06017531

SUPPL

Yours faithfully

p.p. Gemma Knowles
Assistant Company Secretary

Encl.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\ZN- SEC - Trading Statement & Holding(s) in Company - 3Oct06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT PLC
PRE-CLOSE PERIOD TRADING STATEMENT
3 October 2006

Severn Trent is issuing the following trading update ahead of the close period prior to the announcement of results on 7 December 2006 for the six months ended 30 September 2006.

The Board considers that overall the Group has delivered first half-year performance that is broadly consistent with its expectations for the full year.

Water and Sewerage
Sales prices have increased by 6.58% (including inflation) from 1 April 2006, being the 7.23% increase allowed by Ofwat less the 0.65% voluntary abatement of K, as previously announced. In addition, the cost of completing the agreement made with Ofwat arising from their report dated 7 March 2006 will reduce first half turnover and PBIT by around £3.2m (full year around £6.3m). This amount will be credited to customer accounts during 2006/07 and represents the full cost of the £1m per annum difference (plus inflation) between the voluntary abatement of K and Ofwat's position over the remainder of AMP4.

Severn Trent Water continues to focus on the operating cost challenge of the AMP4 contract. As previously announced, rising energy prices, net of efficiency savings, will have a significant impact on 2006/07 operating costs, with full year costs expected to be around £15m to £20m higher than last year.

Investment in leakage management to address the conditions towards the end of 2005/06 and the continued drive to improve customer service levels will further impact on the level of operating costs in 2006/07. As a result, we expect higher operating costs in the first half of around £4m, with the full year impact anticipated to be around £6m.

Severn Trent Water's infrastructure maintenance programme and rate of expenditure are progressively increasing through the year. As a result the first half expenditure for 2006/07 of around £40m to £42m for such maintenance is expected to represent around 40% of the total expenditure for the year.

Gross capital expenditures under UK GAAP, (including infrastructure maintenance expenditure) are expected to be around £500m for the full year 2006/07, with expenditures in the first half of around £195m.

Waste Management
On 13 September, Severn Trent announced the terms of the Biffa demerger, together with details of a special dividend and share consolidation of Severn Trent Ordinary Shares. Subject to, among other things, a resolution to approve the Demerger being passed at an extraordinary general meeting on Friday 6 October, dealings in Biffa shares are expected to commence on Monday 9 October.

As the demerger of Biffa is therefore expected to occur during the second half, Biffa will be included in the results of the Group's continuing operations for the first half year.

Biffa's prospectus contains a statement that based on Biffa's financial performance since 1 April 2006, Biffa continues to trade in line with Biffa's Directors' expectations and that the directors of Biffa have confidence in Biffa's prospects for the current financial year.

UK Laboratories
UK Laboratories' PBIT for the first half of 2006/07 is expected to be around the result achieved for the second half of 2005/06 (£2.6m).

Water Purification and Operating Services
Water Purification and Operating Services continue to make good progress. Total Services' PBIT for the first half of 2006/07 is expected to be around the result achieved for the second half 2005/06 (£6.5m).

Other Businesses
Other Businesses, which include Property and Insurance, are expected to record a PBIT loss of approximately £1m to £1.5m in the first half of 2006/07, compared to a full year loss in 2005/06 of £3.5m.

Corporate
Corporate overheads in the first half are expected to be around the same level as that incurred in the second half of 2005/06, before taking into account some £9m to £11m (second half 2005/06 £7.8m) of additional costs relating to the demerger of Biffa.

The disposals of Biffa Belgium and Aquafin have been completed in the first half year, with exceptional profits on disposal of around £25m expected to be recorded in the first half of 2006/07. In addition, the sale of US Laboratories was announced on 25 September, with this transaction expected to complete by the end of December 2006. It is anticipated that US Laboratories will therefore be treated as a discontinued business in the first half year. The anticipated book loss on disposal of this business is expected to be around £31m.

The sale process for the Property business is continuing.

Net debt at the half year (excluding IAS 39 fair value adjustments) is expected to be around £3.0 billion.

ENQUIRIES TUESDAY 3 OCTOBER 2006:

Mike McKeon Severn Trent 0207 353 4200
Group Finance Director

Jonathan Davies Severn Trent 0207 353 4200
Head of Investor Relations

Peter Gavan Severn Trent 07901 517 447
Director of Corporate Affairs

David Trenchard Tulchan 0207 353 4200
Peter Hewer

AFTER 3 OCTOBER 2006:

Mike McKeon Severn Trent 024 7665 6169
Group Finance Director

Jonathan Davies Severn Trent 0121 722 4295
Head of Investor Relations

Peter Gavan Severn Trent 024 7665 6114
Director of Corporate Affairs

David Trenchard Tulchan 0207 353 4200
Peter Hewer

Footnotes:

1 The financial statements presented have been prepared in accordance with IFRS, as endorsed by the EU, and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor body. The group's IFRS accounting policies are set out on pages 57 to 63 of its 2006 Annual Report.

2 PBIT is profit before interest and tax and excluding exceptional items.

3 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Announcement Body Information:

On 3 October 2006, Severn Trent Plc (the "Company") received notification under Part VI of the Companies Act 1985, that the shareholding of Barclays PLC in the Ordinary Shares of $65^{5/19}$p each of the Company had increased to 14,388,012 shares, representing 4.12% of the total issued share capital of that class.

www.severntrent.com